

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 15, 2009

Mr. Vernon A. Raile
Chief Financial Officer
MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, North Dakota 58506-5650

> **Re: MDU Resources Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 1-03480**

Dear Mr. Raile:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director